January 17, 2012

VIA OVERNIGHT DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Energen Corporation and Alabama Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-07810

Comment Letter Dated September 27, 2011 (received

December 22, 2011)

Dear Mr. Schwall:

Energen Corporation, on December 22, 2011, received your letter dated September 27, 2011, to our Chief Executive Officer, James McManus. We have reviewed your comments and submit the following responses for your consideration:

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 13

Oil and Gas Operations, page 13

1.	You state that the large amount of undeveloped acreage largely relates to the recent purchase of oil properties in the Permian Basin. We note that you have apparently attributed 155 BCFe of proved reserves to these undeveloped properties based on your reserve disclosure on page 88. Please tell us the following:

•	how many producing wells were on these properties at the time of purchase;

•	the production rate from these properties at the time of purchase;

•	the reservoir(s) the wells are completed in;

•	the reservoir(s) the reserves are attributed to;

•	the basis for the proved reserve estimate of 155 BCFe.

On page 15 of the Form 10-K, under Item 2 Properties, we note that the net undeveloped acreage largely relates to the recent purchase of oil properties in the Permian Basin. This comment refers specifically to an acquisition in 2010 of a significant amount of unproved leasehold in the Delaware Basin located in Loving, Reeves, and Ward counties, Texas.

Also in 2010, we had two acquisitions in the Midland Basin, located in Martin and Glasscock counties, Texas, where we acquired approximately 153 Bcfe of proved reserves. One of these two Midland Basin acquisitions included 6 wells producing approximately 240 BOE/day. The other Midland Basin acquisition included16 wells producing approximately 850 BOE/day. For both of these acquisitions, the wells are completed in the Wolfberry reservoirs. The two Midland Basin acquisitions represent the majority of the 155 Bcfe of proved reserves shown on the “Purchases” line on page 89.

Energen acquired both developed assets as well as undeveloped assets in both purchases. Provided below is a description of the approach to the estimation of proved reserve volumes, both developed and undeveloped.

Proved Developed volumes were estimated utilizing decline curve analysis based on the historical production rates of each individual producing well.

Proved Undeveloped volumes were estimated using a type curve for each undeveloped location identified. The type curve was generated by identifying analogous offset wells; i.e. wells in close proximity to each project, producing from the same formations, and completed with technology similar to technology utilized by Energen. A time zero plot was assembled using the historical data from each individual producing offset and the average oil rate derived from the plot was then fit with a hyperbolic decline curve to generate the type curve.

Proved Undeveloped Reserves, Bcfe, page 14

2.	Please reconcile for us the 26.8 Bcfe of negative proved undeveloped revisions shown for 2010 in the PUD reconciliation table with the 32 Bcfe of downward reserve revisions resulting from the SEC’s five year development rule noted in 2010 activities on page 88 discussing reserve changes in 2010.

On page 14 of the Form 10-K, we show negative revisions totaling 26.8 Bcfe. These revisions include negative adjustments of 32 Bcfe from the San Juan Basin (discussed on page 89) and 3 Bcfe of negative revisions from North Louisiana and the Black Warrior Basin relating to the SEC’s five year development rule. Also included in the 26.8 Bcfe revision was 8.2 Bcfe of net positive revisions.

In accordance with your instructions, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary

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